EXHIBIT 5.1
[Letterhead of PWC]
August 31, 2009
We hereby consent to the incorporation by reference in the Registration Statement on Form F-10 of Fairfax Financial Holdings Limited (the Company) of our report dated March 6, 2009 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Company’s Annual Report for the year ended December 31, 2008 (included in the Current Report on Form 6-K furnished on March 6, 2009). We also consent to the reference to our name under the heading “Experts” in such Registration Statement.
/s/ PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants
“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.